SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                          _______________


                            ANNUAL REPORT
                  PURSUANT TO SECTION 13(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

    (Mark One)

     X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

    For  the  fiscal year ended December  31, 1999

                                 OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

    For the transition period from ____________ to ____________

    Commission  file  number 1-9801

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          COLLINS INDUSTRIES, INC.
                     TAX DEFERRED SAVINGS PLAN AND TRUST

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          COLLINS INDUSTRIES, INC.
                              15 Compound Drive
                       Hutchinson, Kansas  67502-4349



                          COLLINS INDUSTRIES, INC.

                    TAX DEFERRED SAVINGS PLAN AND TRUST

                    FINANCIAL STATEMENTS AND SCHEDULES

                         DECEMBER 31, 1999 AND 1998



                          COLLINS INDUSTRIES, INC.
                    TAX DEFERRED SAVINGS PLAN AND TRUST
                        DECEMBER 31, 1999 AND 1998


    TABLE OF CONTENTS                                                  Page

    Report of Independent Accountants                                    1

    Financial Statements
       Statements of Net Assets Available for Plan Benefits
         as of December 31, 1999, and 1998                               2
       Statements of Changes in Net Assets Available for Plan
         Benefits for the Years Ended December 31, 1999, and 1998        3

    Notes to Financial Statements                                      4-7

    Supplemental Information
        Item 27a - Schedule of Assets Held for Investment Purposes
           as of December 31, 1999                                       9
        Item 27d - Schedule of Reportable Transactions for
           the Year Ended December 31, 1999                             10


    Report of Independent Accountants


    To the Participants and Administrator of Collins Industries, Inc.
      Tax Deferred Savings Plan and Trust

    We have audited the accompanying statements of net assets available for benefits of Collins Industries, Inc. Tax Deferred Savings Plan and Trust (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999 and 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules of Collins Industries, Inc. Tax Deferred Savings Plan and Trust are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               /s/ Meara, King & Co.
                                                   Meara, King & Co.

    June 15, 2000
    Kansas City, MO


                            Financial Statements
                          COLLINS INDUSTRIES, INC.
                     TAX DEFERRED SAVINGS PLAN AND TRUST
            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          DECEMBER 31, 1999 AND 1998



                                                   1999           1998
    ASSETS:

    Investments:
     Stock Fund
      Collins Industries, Inc. common stock $2,370,705 $1,789,586 PNC Institutional Management
       Corporation - Fed Fund                        8,142         42,332
     Federal Fund
      PNC Institutional Management
       Corporation - FedFund                       628,912        538,409
      Vanguard Index 500 Fund                      100,620              -
      Vanguard LT Treas Bond Fund                    8,977              -
      Loan Fund
       Participant loans                            88,770         87,499

    Receivables:
     Company contributions                          40,800         27,410
     Participant contributions                      27,086         31,856
      Net assets available for plan benefits    $3,274,012     $2,517,092

    The accompanying notes are an integral part of these financial statements.


                           COLLINS INDUSTRIES, INC.
                    TAX DEFERRED SAVINGS PLAN AND TRUST
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
               FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                      1999             1998
    Additions to net assets:
     Investment income:
      Net appreciation (depreciation) in
        fair value of Collins Industries, Inc.
        common stock                               $  340,387      ($1,225,370)
      Dividend income                                  46,559           94,178
      Interest income                                  37,186           36,150
    Contributions:
      Company                                         126,536          101,753
      Participant                                     505,821          364,046
                                                    1,056,489         (629,243)

    Reductions to net assets:
      Benefits paid during the year                   299,569          388,223
                                                      299,569          388,223

         Net increase (decrease)                      756,920       (1,017,466)
    Net assets available for plan benefits:
         Beginning of year                          2,517,092        3,534,558
         End of year                               $3,274,012       $2,517,092

    The accompanying notes are an integral part of these financial statements.


                               COLLINS INDUSTRIES, INC.
                        TAX DEFERRED SAVINGS PLAN AND TRUST
                            NOTES TO FINANCIAL STATEMENTS


    NOTE 1:  DESCRIPTION OF THE PLAN

    The following brief description of the Collins Industries, Inc. (the Company) Tax Deferred Savings Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution plan. All employees of the Company, except for corporate and subsidiary officers, directors, subsidiary presidents and general managers, are eligible to join the Plan following one year of employment, during which at least 1,000 hours are worked, and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan trustee is The Bank of Kansas.

    Participant Accounts

    Each participant's account is credited with the participant's contributions and allocation of company contributions and earnings. Earnings and losses on plan assets are allocated based on the proportion of the participant's account balance to the total of all participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

    Contributions and Withdrawals

    Participants may elect to contribute a percentage of their compensation on a tax-deferred basis subject to certain Internal Revenue Code limits. The Company makes matching contributions equal to 50 percent of each eligible participant's tax deferred contributions to the extent those tax-deferred contributions do not exceed 6 percent of the participant's total compensation. Additional amounts may be contributed at the discretion of the Company's board of directors.

    Participants may receive loans from their account prior to retirement, termination, death or disability, and may apply for full receipt of their account balance in the case of financial hardship.

    Upon retirement, termination, death or disability, participants receive lump-sum distributions. Participants may elect distribution in cash or in company common stock.

    Vesting

    Participants immediately vest in their voluntary contributions and earnings thereon. Participants vest 100 percent in the remainder of their accounts after five years of service, as defined, in the Plan document.

    Forfeitures reduce future employer contributions. Forfeitures were $14,167 and $10,976 for the years ended December 31, 1999 and 1998, respectively.

    Plan Termination

    Although it has not expressed any intent to do so, the Company may discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in their accounts.

    NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

    The financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

    Accounting estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments

    Four separate funds are maintained for investment purposes:

    Federal Fund - Consisting entirely of a money market fund invested primarily in U.S. treasury bills, notes and other obligations of the U.S. government.

    Stock Fund - Consisting primarily of the registered and unregistered common stock of the Company.

    Vanguard 500 Index Fund - Consisting primarily of the stocks that comprise the S&P 500 Index, attempting to track its performance.

    Vanguard Long-Term Treasury Fund - Consisting primarily of long-term bonds backed by the U.S. Government. At lease 65% of the fund's total assets will always be invested in U.S. Treasury securities.

    Employees may choose to allocate contributions among the four funds.

    During 1999 and 1998, the Company made matching contributions of $140,703 and $112,729, respectively.

    Administrative Costs

    The Plan pays brokerage fees. The Company pays all other administrative and professional fees related to the Plan. The amount paid by the Company for the 1999 plan year was $29,533.

    NOTE 3:  INVESTMENTS

    At December 31, 1999 and 1998, the Plan held 474,141 shares and 433,839 shares, respectively, of Company common stock, with a cost of $1,575,315 and $1,338,557, respectively. Of these shares 217,399 shares were unregistered at December 31, 1999 and 1998. The unregistered and registered shares were valued by the trustee at the December 31, 1999 and 1998, market price per registered share of $5.00 and $4.13 per share, respectively. Money market funds are stated at cost, which approximates market value.

    Investments representing 5 percent or more of the Plan's net assets are separately identified on the statements of net assets available for benefits.

    As of June 12, 2000, the Company common stock had a closing market price of $5.00 per share.

    NOTE 4:  TAX STATUS

    The Plan obtained its latest determination letter dated December 29, 1993, in which the Internal Revenue Service states the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes is reflected in the financial statements.

    NOTE 5: SCHEDULE OF INVESTMENT ACTIVITY

    Contributions to the Plan are allocated among four funds for investment purposes, at the participants' election. The balances in these accounts and the activity for 1999 are shown below:

                                     Year Ended December 31, 1999

                                            Index     LT
                          Federal   Stock    500     Treas
                           Fund     Fund    Fund     Fund    Other     Total
    ADDITIONS:
     Investment income:
      Net appreciation in
       fair value of Collins
       Industries, Inc.
       common stock          -    340,387         -       -       -     340,387
     Dividend income         -     45,837       722       -       -      46,559
     Interest income    28,998          -         -      58   8,130      37,186
                        28,998    386,224       772      58   8,130     424,132

    Contributions:
     Company                 -    113,146         -       -  13,390     126,536
     Participant       125,812    282,317    93,236   9,226  (4,770)    505,821
      Total additions  154,810    781,687    93,958   9,284  16,750   1,056,489

    TRANSFERS:          (6,761)     7,265     6,662    (307) (6,859)          -

    DEDUCTIONS:
     Benefits paid      57,546    242,023         -       -       -     299,569
      Total deductions  57,546    242,023         -       -       -     299,569
      Net increase      90,503    546,929   100,620   8,977   9,891     756,920

    NET ASSETS AVAILABLE
     FOR BENEFITS:
    Beginning of year   538,409  1,831,918        -       -  146,765  2,517,092
    End of year        $628,912 $2,378,847 $100,620  $8,977 $156,656 $3,274,012


    NOTE 5: SCHEDULE OF INVESTMENT ACTIVITY (continued)

                                               Year Ended December 31, 1998

                                Federal       Stock
                                 Fund         Fund         Other      Total
    ADDITIONS:
     Investment income:
      Net appreciation in
      fair value of
      Collins Industries,
      Inc., common stock     $      -     $(1,225,370)  $      -   $(l,225,370)
    Dividend income                 -          94,178          -        94,178
    Interest income            28,692               -      7,458        36,150
                               28,692      (1,131,192)     7,458    (1,095,042)

    Contributions:
     Company                        -          75,863     25,890       101,753
     Participant              129,311         219,843     14,892       364,046
      Total additions         158,003        (835,486)    48,240      (629,243)

    TRANSFERS:                 (5,131)       (12,824)     17,955             -

    DEDUCTIONS:
     Benefits paid             47,779         340,444          -       388,223
      Total deductions         47,779         340,444          -       388,223
      Net increase
       (decrease)             105,093      (1,188,754)    66,195    (1,017,466)

    NET ASSETS AVAILABLE
     FOR BENEFITS:
    Beginning of year         433,316       3,020,672     80,570     3,534,558
    End of year              $538,409      $1,831,918   $146,765    $2,517,092


                                   Supplemental Information


                                   COLLINS INDUSTRIES, INC.
                            TAX DEFERRED SAVINGS PLAN AND TRUST
             ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    DECEMBER 31, 1999

                   Descriptions of
   Identity of     Investment
   Issuer,         including Maturity
   Borrower,       Date, Rate of
   Lessor,         Interest,
   or Similar      Collateral, Par or                               Current
   Party           Maturity Value          Shares      Cost         Value

   * Collins       Collins Industries,
   Industries,     Inc.  common
   Inc.            stock               **  474,141  $1,575,315    $2,370,705

   PNC              PNC Institutional
   Institutional    Management
   Management       Corporation -
   Corporation      FedFund                637,054     637,054       637,054

   Vanguard Group   Index 500 Fund             748      93,733       100,620

   Vanguard Group   Long Term U.S.
                    Treasury Bond Fund         936       9,284         8,977

   *Participant     Participant loans
    loans           at rates ranging
                    from 9.75% to 10.5%                      -        88,770

        Total                                       $2,315,386    $3,206,126


   *  Represents investments with a party-in-interest.
   ** Includes 217,399 unregistered shares.


                             COLLINS INDUSTRIES, INC.
                      TAX DEFERRED SAVINGS PLAN AND TRUST
                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                           Current
                                                           Value of
   Identity       Number                                   Asset on
   of Party         of    Purchase    Sales    Cost of     Trans.      Net Gain
   Involved       Trans.   Price      Price     Asset      Date        (Loss)

   Collins
   Industries,
   Inc.
   common stock     42    $296,044             $296,044    $296,044     $  -

   Collins
   Industries,
   Inc.
   common stock      3               $73,812               $ 73,812


                                SIGNATURE

    Pursuant to the requirement of the Securities Exchange Commission Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         Collins Industries, Inc.
                                         Tax Deferred Savings Plan and Trust


    DATE: June 22, 2000                   /s/ Larry W. Sayre
                                              Larry W. Sayre
                                              Vice President - Finance &
                                              Chief Financial Officer
                                              (Principal Accounting Officer)